Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is a quarterly update presentation for Halliburton Company.

Quarter Update: Fourth Quarter 2014 Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281.871.2688 or investors@halliburton.com NYSE Stock Symbol: HAL Common Dividend:$0.18 in Fourth Quarter 2014 Shares Outstanding: 850 Million as of 2/17/2015 www.halliburton.com

Safe Harbor

The statements in this presentation that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, whether the transaction will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014 and Baker Hughes’ Form 10-K for the year ended December 31, 2014, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’ respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

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Safe Harbor

Additional information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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Agenda

? Company Overview

? Market Outlook

? Acquisition Update

? Unconventionals

? Deepwater

? Mature Fields

? Financials

4

Halliburton Service Offerings

Sperry Drilling

Baroid

Wireline and Perforating

Drill Bits and Services

Landmark Software and Services

Testing and

Consulting Subsea and Project Management

Artificial Lift

Multi-Chem

Boots & Coots

Production Enhancement

Cementing

Completion Tools

Drilling and Evaluation

Completion and Production

5

Halliburton Global Franchise

North America

Middle East/Asia Pacific Europe/Africa/CIS Latin America

Halliburton Locations Halliburton Headquarters Halliburton Research Centers

2014 FAST FACTS

Operational Research Corporate

Founded Employees Countries Centers Headquarters Customers

1919 Over 80 16 Houston National, International and

80,000 Dubai Independent entities worldwide

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Growth in Key Segments

5-Year Market

2009 2014 Share Change

Market HAL Market HAL Peer

HAL

Size Position Size Position Average

Hydraulic Fracturing 1 1 (5.4%) (3.9%)

Directional Drilling/LWD/SDL 2 2 (1.6%) (2.6%)

Wireline 2 2 1.4% (3.2%)

Artificial Lift N/A 10 0.8% (1.5%)

Drilling & Completion Fluids 2 2 (0.3%) (1.2%)

Completion Equipment 2 1 0.3% (1.9%)

Cementing 1 1 1.6% (2.6%)

Specialty Chemicals N/A 4 1.8% (1.9%)

Drill Bits 4 3 1.8% (0.4%)

Source: Spears & Associates – October 2014 Oilfield Market Report

Primary Peers: SLB, BHI

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Halliburton and Baker Hughes

Creating a Leading Oilfield Services Company

A Compelling

Strategic Combination…

Unsurpassed breadth and depth of products and services

Accelerates Halliburton Strategy in Unconventionals, Deepwater and Mature Fields

Combined company well-positioned for continued superior growth, margins and returns

Accretive to cash flow by end of year one after close; accretive to earnings per share by end of year two after close

Expected to close second half 2015

…with Nearly $2 billion of

Annual Cost Synergies

R&D

Optimization Corporate Administration/

Organizational Real Efficiencies 11% 9% Estate

8% 18%

23%

International 31% Operational Efficiencies

North American Operational Efficiencies

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Key Strategic Markets

2014 Revenue

$

32.9B

Over 60% of 2014 Revenue came from our 3 Key Strategic Markets

Continued Growth in Unconventionals

Unconventional Basins

Tight Gas

Shale Gas

Coal Bed Methane

Source: EIA, “Technically Recoverable Shale Oil and Shale Gas Resources”, June, 2013

International Unconventional Markets Undercapitalized

HHP

TCF

North America

27%

73%

North America

International

17%

83%

North America has only

17% of worldwide unconventional gas reserves

but over 70% of pressure pumping equipment

Source: EIA, PacWest, Internal Estimates

Surface Efficiency

Q10™ Pump

Mobile Technologies

SandCastle™ Vertical Storage Bins

Wellhead Connection Unit

Sand Logistics

Command Center

Significantly lowers downtime and maintenance costs

Streamline well site processes and increase back office efficiencies

Reduce footprint at significantly lower operational and capital costs

Enables quick rig-up between wellheads on multi-well pads

Allows procurement and logistics specialists to track sand supply and deliveries in real time

Making Better Wells—CYPHER™

CYPHER

Where to Drill the Well Where to Steer the Well Where to Complete the Well How to Complete the Well

Iterative, Intelligent Software Platform

Over 22% Improved Production and 93% Accurate in Early Trials

Version 2.0 includes 4-D Modeling Capability for Real-Time Operations

Making Better Wells – Custom Chemistry




Broken PermStim Fluid
Broken Guar Fluid





PermStim℠ Fracturing Service

A residue-free, natural polymer with high regain permeability and proppant pack conductivity. Wells treated with PermStim average 25% improved production compared to offset wells

RockPerm℠ Analysis

A laboratory testing process to select the optimum OilPerm™ Fluid Mobility Modifiers (FMM) for a stimulation treatment. OilPerm FMMs are designed to improve flow and enhance hydrocarbon production from shale reservoirs.

AccessFrac℠

Combines leading unconventional hydraulic fracturing techniques with proprietary diversion chemistry to enhance multi-zone completions during plug and perf operations

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HALLIBURTON

Finding

Market Leadership

Drilling

Evaluating

Completing

Market

Leadership

Outgrowing the Deep Water Market

Delivering the Safest, Lowest Cost per Foot

Leveraging leadership positions in Geoscience and Completions

Providing a “Compelling Choice” in

Formation Evaluation

Leading in High Pressure/High Temperature (HP/HT) Solutions

Positioning through Global Deepwater Infrastructure

Deepwater Market Growth

Projected Deepwater Well Count

8% CAGR Through 2022…

Projected Deepwater

Wells by Region in 2022

…Led by the Golden Triangle

Source: Wood Mackenzie

Selective Technology Leadership

DrillingXpert™ Software

Consolidates All Drilling Modeling and Real-Time Monitoring Applications Into a Single Platform

? Improved Planning Capabilities

? Increased Drilling Efficiency

? Real-Time Optimization

ICE CoreSM Service

Industry’s Leading Downhole, Real-Time, Laboratory-Grade Fluid ID Platform

? Over 110 Patents and Filings

? Higher Accuracy and Resolution

? Solid-State Device

GeoTap® IDS Sensor

Collects and Identifies Fluid Samples during Drilling Operations

? Improved Sample Integrity

? Collect multiple samples within hours, not days

Deepwater Technology – Improving Frontier Economics

Helps reduce completion cost in multiple zone completions

? Average 18 rig days saved in Gulf of Mexico Lower Tertiary

Helps reduce risk by allowing zones to be perforated simultaneously; eliminating temporary packer plugs

Applications outside Deepwater

? Mature Fields – improving and increasing overall field production and potential production from each wellbore

? Developing Fields – gaining maximum economic benefit from each wellbore drilled

Enhanced Single-Trip Multi-zone

(ESTMZ™) FracPac™ System

Impacting the Decline Curve

Collaborate with our customers Incremental Barrels and Maximum Recovery Grow through consulting-led mature field projects Deploy multi-lateral and infill drilling technologies Penetrate intervention segment by focusing on key markets and acquisitions Mature fields a technically underserved market

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Mature Field

day 40

Final (?) per Decline Curve barrels 30 20 Thousand 10

Economic Limit

1950 1960 1970 1980 1990 2000 2010 2020 2030

Original Vertical Wells Infill Vertical Wells Infill Horizontal Wells CO2 Injection

Mature Fields

Discrete Services

Leadership in Diagnostics with Integrated Cased Hole

#1 in Well Interventions, Advanced Multilaterals

Rapidly Growing Production Chemicals and Artificial Lift product lines

Integrated Solutions

11,000 Professionals Worldwide with Extensive Mature Field Experience

Leadership in Diagnostics with Integrated Cased Hole

Integrated Asset Management

Long-Term, Stable Revenue and Margin Profile

Limited Competition

Integrated Asset Management

Igapo Project

Multi-billion opportunity over 9 mature fields in Ecuador

Consulting to begin in early 2015, with service work scheduled for mid-2015

Total project term is 15 years, with potential for a 5-year extension

Contracted to provide consulting, drilling and completions services

Q4 2014 Revenue Breakdown

Middle East/Asia Pacific

Robust year-over-year growth in the Middle East resulting from new IPM projects in Saudi Arabia and Iraq. Asia Pacific activity growth driven by India, Australia and Indonesia.

Europe/Africa/CIS

Year-over-year growth led by Sub-

Saharan Africa, Continental Europe and the United Kingdom, partially offset by industry headwinds in Norway and North Africa.

Latin America

Transitional year for the region due to reduced Brazil deepwater activity, and curtailed Mexico budgets as the country progresses with energy reform.

North America

Increased well volumes drove higher completions intensity in oil and liquids-rich plays. Surface efficiency model and logistics of sand delivery continued to be a major differentiator.

Financial Goals

Total Revenue (Indexed)

1Q10 to 4Q14

HAL Peer Group

260

233

240

220

200

180

160 175 140

120

100

Q1 2010 = 100

80

1Q10 1Q11 1Q12 1Q13 1Q14

Return on Average Capital Employed*†

2010 to 2014

HAL Peer Group

19%

16% 16% 17% 15%

13% 12% 13% 12% 10%

2010 2011 2012 2013 2014

*	Excludes certain charges. See page 27 for reconciliation of adjusted return on capital employed.

† Return on Average Capital Employed is defined as net income plus after tax interest expense divided by long-term debt plus shareholders’ equity (average values from the beginning and end of the period)

Global Revenue North America Revenue (Indexed) 1Q10 to 4Q14 HAL Peer Group 300 278 250 200 218 150 100 Q1 2010 = 100 50 1Q10 1Q11 1Q12 1Q13 1Q14 International Revenue (Indexed) 1Q10 to 4Q14 HAL Peer Group 220 196 200 180 160 15 4 140 120 100 Q1 2010 = 100 80 1Q10 1Q11 1Q12 1Q13 1Q14 24

Geographic Results

($ millions) Q112 Q212 Q312 Q412 Q113 Q213 Q313 Q413 Q114 Q214 Q314 Q414 2012 2013 2014 Revenue

North America $ 4,168 $ 4,140 $ 3,943 $ 3,753 $ 3,706 $ 3,802 $ 3,881 $ 3,823 $ 3,901 $ 4,344 $4,724 $ 4,729 $ 16,004 $ 15,212 $ 17,698 Latin America 780 879 952 1,083 945 944 1,002 1,018 859 897 1,045 1,074 3,694 3,909 3,875 Europe / Africa / CIS 1,012 1,156 1,128 1,214 1,187 1,299 1,340 1,399 1,299 1,381 1,464 1,346 4,510 5,225 5,490 Middle East / Asia 908 1,059 1,088 1,240 1,136 1,272 1,249 1,399 1,289 1,429 1,468 1,621 4,295 5,056 5,807 Total $ 6,868 $ 7,234 $ 7,111 $ 7,290 $ 6,974 $ 7,317 $ 7,472 $ 7,639 $ 7,348 $ 8,051 $8,701 $ 8,770 $ 28,503 $ 29,402 $ 32,870

Operating Income/(Loss)

North America $ 1,061 $ 857 $ 557 $ 465 $ 605 $ 666 $ 657 $ 644 $ 602 $ 790 $ 906 $ 888 $ 2,940 $ 2,572 $ 3,186 Latin America 122 138 146 193 109 101 155 153 100 61 138 123 599 518 422 Europe / Africa / CIS 97 159 151 186 121 161 201 207 146 186 216 82 593 690 630 Middle East / Asia 124 153 167 243 187 219 200 259 211 264 262 306 687 865 1,043 Corporate and Other (381) (106) (67) (106) (1,120) (163) (105) (119) (89) (107) 112 (100) (660) (1,507) (184) Total $ 1,023 $ 1,201 $ 954 $ 981 $ (98) $ 984 $ 1,108 $ 1,144 $ 970 $ 1,194 $ 1,634 $ 1,299 $ 4,159 $ 3,138 $ 5,097

Items included in Geographic Results

($ millions) Q112 Q212 Q312 Q412 Q113 Q213 Q313 Q413 4Q14 Q114 Q214 Q314 2012 2013 2014

Operating Income/(Loss)

North America Restructuring charges — — — (34) (7) (30) — — (41) (30) Acquisition earn out adjustment — (40) — — — ——(40) —

Latin America

Restructuring charges — — — (4) (4) (9) — — (8) (9) Acquisition earn out adjustment — (8) — — — ——(8) —

Europe / Africa / CIS Restructuring charges — — — (6) (2) (59) — — (8) (59)

Middle East / Asia Restructuring charges — — — (7) (5) (31) — — (12) (31)

Corporate and other:

Macondo-related activity (300) ——(1,000) — — — (300) (1,000) 195 195

Baker Hughes acquisition-related costs — — — — (17) — ——(17)

Restructuring charges — — — (3) (20) — ——(23) -Charitable contributions — ——(55) — — ——(55) -

Patent infringement case settlement — 20 — — — ——20 —Total $ (300) $—$ (28) $—$ (1,000) $ (55) $ (54) $ (38) $ (146) $—$—$ 195 $ (328) $ (1,147) $ 49

Segment Results

($ millions) Q112 Q212 Q312 Q412 Q113 Q213 Q313 Q413 Q114 Q214 Q314 Q414 2012 2013 2014

Revenue

Completion and Production $ 4,290 $ 4,460 $ 4,293 $ 4,337 $ 4,100 $ 4,363 $ 4,501 $ 4,542 $ 4,420 $ 4,942 $ 5,420 $ 5,471 $ 17,380 $ 17,506 $ 20,253 Drilling and Evaluation 2,578 2,774 2,818 2,953 2,874 2,954 2,971 3,097 2,928 3,109 3,281 3,299 11,123 11,896 12,617 Total $ 6,868 $ 7,234 $ 7,111 $ 7,290 $ 6,974 $ 7,317 $ 7,472 $ 7,639 $ 7,348 $ 8,051 $8,701 $ 8,770 $ 28,503 $ 29,402 $ 32,870

Operating Income/(Loss)

Completion and Production $ 1,036 $ 914 $ 591 $ 603 $ 615 $ 732 $ 763 $ 765 $ 661 $ 887 $ 1,071 $ 991 $ 3,144 $ 2,875 $ 3,610

Drilling and Evaluation 368 393 430 484 407 415 450 498 398 414 451 408 1,675 1,770

1,671

Corporate and Other (381) (106) (67) (106) (1,120) (163) (105) (119) (89) (107) 112 (100) (660) (1,507) (184)

Total $ 1,023 $ 1,201 $ 954 $ 981 $ (98) $ 984 $ 1,108 $ 1,144 $ 970 $ 1,194 $ 1,634 $ 1,299 $ 4,159 $ 3,138 $ 5,097

CAPEX 782 869 868 1,047 685 711 679 859 643 732 909 999 3,566 2,934 3,283

DDA 385 406 406 431 448 474 481 497 510 524 535 557 1,628 1,900 2,126

Items included in Segment Results

($ millions) Q112 Q212 Q312 Q412 Q113 Q213 Q313 Q413 Q114 Q214 Q314 2012 2013 2014 Operating Income/(Loss)

Completion and Production:

Restructuring charges — — — (40) (10) ——(60)—(50) (60)

Acquisition earn out adjustment — (48) — — — ——(48) —

Drilling and Evaluation:

Restructuring charges — — — (11) (8) ——(69)—(19) (69)

Corporate and other:

Macondo-related activity (300) ——(1,000) — ——195—(300) (1,000) 195

Baker Hughes acquisition-related costs (17) (17) Restructuring charges — — — (3) (20) — ——(23) -

Charitable contributions — ——(55) — — ——(55) -Patent infringement case — 20 — — — ——20 —settlement

Total $ (300) $—$ (28) $—$ (1,000) $ (55) $ (54) $ (38) $—$—$ 195 $ (146) $ (328) $ (1,147) $ 49

Reconciliation of As Reported ROACE to Adjusted ROACE

($ millions) 2010 2011 2012 2013 2014

As reported net income attributable to company $1,835 $2,839 $2,635 $2,125 $3,500

Interest expense, after-tax 209 181 206 260 289

As reported operating profit, after-tax 2,044 3,020 2,841 2,385 3,789

Adjustments, after-tax 32 89 208 738 (15)

Adjusted operating profit, after-tax (a) $2,076 $3,109 $3,049 $3,123 3,774

Average capital employed (b) 13,396 16,124 19,323 21,021 22,785

As reported ROACE (c) 15% 19% 15% 11% 17%

Adjusted ROACE (c) 16% 19% 16% 15% 17%

(a) Management believes that operating income adjusted for certain charges is useful to investors to assess and understand operating performance, especially when comparing results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the charges to be outside of the company’s normal operating results. Management analyzes operating income without the impact of these charges as an indicator of performance, to identify underlying trends in the business, and to establish operational goals. See slides 24 and 26 for further details on these adjustments, pre-tax.

(b) Average capital employed is a statistical mean of the combined values of long-term debt and shareholders’ equity for the beginning and end of the period.

(c) As reported return on average capital employed (ROACE) is calculated as: “As reported operating profit, after-tax” divided by “Average capital employed.” Adjusted ROACE is calculated as: “Adjusted operating profit, after-tax” divided by “Average capital employed.”

Recap

? Leveraging Service Intensity

? Expanded International Footprint

? Integrating across Broad Diversified Service Offerings

? Expanding our Robust Technology Portfolio

? Balancing Growth and Returns

Quarter Update: Third Quarter 2014

NYSE Stock Symbol: HAL

Common Dividend:$0.18 in Fourth Quarter 2014 Shares Outstanding: 850 Million as of 2/17/2015 www.halliburton.com

Investor Relations Contacts:

Kelly Youngblood, Vice President Scott Danby, Manager

281.871.2688 or investors@halliburton.com

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